NuOasis Properties Inc.
                         4695 MacArthur Court, Suite 530
                         Newport Beach, California 92660
               Telephone: (949) 833-2094 Facsimile: (949) 833-7854


                                   May 2, 2000

William Talbert
Securities and Exchange Commission
Division of Corporate Finance


         Re:      Form 10SB filed March 9th, 2000


Dear Mr. Talbert:


     On March 9th, 2000, the above named Company voluntarily filed Form 10SB file no. 0- 29893.

     At this time the Company is voluntarily withdrawing the 10SB filing and does not wish to go effective in accordance with the regulations of the 1934 Securities and Exchange Act.

     If you have any questions please contact myself at (949) 833-5381 Ext. 729 or my assistant Jonathan Small at (949) 833-5381 Ext. 723.


                                  Sincerely,




                                  Jon L. Lawver
                                  Secretary